Teva Women’s Health, Inc. Announces New Data on Phase III Investigational Progesterone Vaginal
Ring at the 68th Annual Meeting of the American Society for Reproductive Medicine

- Data Demonstrates Efficacy of the Vaginal Progesterone Ring, Milprosa™, is Similar to
Progesterone Gel and May Offer a Convenient Administration Route for Women -

Frazer, Pa. – October 23, 2012 — Teva Women’s Health, Inc., a U.S.-based subsidiary of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), today announced findings from a Phase III clinical trial of MilprosaTM (progesterone), an investigational weekly progesterone vaginal ring for luteal supplementation in women undergoing in vitro fertilization (IVF). These data were presented as an oral presentation at the 68th Annual Meeting of the American Society for Reproductive Medicine (ASRM).

Data from a randomized, single-blind trial assessing the pregnancy rate of Milprosa™ versus daily 8 percent progesterone gel for luteal supplementation in women undergoing embryo transfer during IVF at days three and five were presented. Results showed clinical pregnancy rates for Milprosa™ were similar to progesterone gel, regardless of the day the embryos were returned to the uterus. Researchers concluded that Milprosa™ is effective in luteal supplementation in IVF and that clinical pregnancy rates were similar for the vaginal ring and 8 percent progesterone gel.i

“We are encouraged by the data presented on Milprosa™ at ASRM this year, which demonstrated that the vaginal progesterone ring may provide an appropriate option for luteal phase support in IVF,” said Mark Perloe, MD, medical director at Georgia Reproductive Specialists. “We look forward to having a new once-weekly option available for patients going through IVF.i

Additionally, results from a patient satisfaction survey, which were part of the Phase III clinical trial, were also presented in a poster at ASRM. The survey assessed all 1,297 women in the trial, who used either Milprosa™ or progesterone gel. Of these women, 262 had used at least one progesterone treatment in a previous IVF cycle prior to entering the Phase III study. Prior progesterone treatments used included injection, oral/vaginal capsule, gel or another method. When comparing their randomized treatment to former methods, women randomized to Milprosa™ more frequently reported their randomized treatment as a method that was more convenient, less messy, less stressful and causing less leakage.ii

“We are pleased to have promising data on Milprosa™ presented at ASRM that builds upon our heritage in women’s reproductive health products,” said Nancy Ricciotti, senior director of clinical affairs, Teva Women’s Health R&D. “IVF represents a new area of specialization for Teva and one in which significant unmet needs exist. We hope to use our legacy in women’s health to help women dealing with infertility achieve their reproductive goals.”

About Milprosa™
Teva’s investigational once-weekly progesterone vaginal ring, Milprosa™, is a flexible transvaginal ring that is designed to continuously release a steady dose of progesterone and is in development for luteal phase support for women undergoing in-vitro fertilization.

About Teva Women’s Health, Inc.
Teva Women’s Health, Inc. is a U.S.-based subsidiary of Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), headquartered in Israel. The company produces a wide range of women’s healthcare products including oral contraceptives, intrauterine contraception and hormone therapy treatments for menopause and perimenopause. Teva Women’s Health, Inc. maintains a strong commitment to enhancing women’s lives by actively pursuing new areas of research and providing distinct pharmaceutical options that meet women’s needs and fit their lifestyles. Through close engagement with women and healthcare providers, the company maintains an in-depth understanding of the important health matters that affect women.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: The following discussion and analysis contains forward-looking statements, which express the current beliefs and expectations of management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to develop and commercialize additional pharmaceutical products, competition from the introduction of competing generic equivalents and due to increased governmental pricing pressures, the effects of competition on sales of our innovative medicines, especially Copaxone® (including competition from innovative orally-administered alternatives as well as from potential generic equivalents), potential liability for sales of generic medicines prior to a final resolution of outstanding patent litigation, including that relating to our generic version of Protonix®, the extent to which we may obtain U.S. market exclusivity for certain of our new generic medicines, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of Cephalon), our ability to achieve expected results through our innovative R&D efforts, dependence on the effectiveness of our patents and other protections for innovative medicines, intense competition in our specialty pharmaceutical businesses, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based medicines, our potential exposure to product liability claims to the extent not covered by insurance, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, adverse effects of political instability and adverse economic conditions, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, the impact of continuing consolidation of our distributors and customers, the difficulty of complying with U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority requirements, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, the termination or expiration of governmental programs or tax benefits, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2011, in this report and in our other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements or other information contained in this report, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our reports to the SEC on Form 6-K. Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2011. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those listed could also adversely affect us. This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

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Media Contact:
Denise Bradley
(215) 591-8974
denise.bradley@tevapharm.com

i Perloe M, et al. Impact of Luteal Supplementation With a Weekly Progesterone Vaginal Ring During In Vitro Fertilization (IVF) by Day of Embryo Transfer (ET). Presented at 68th Annual Meeting of the American Society for Reproductive Medicine. October 2012; San Diego, Calif. US. ii Silverberg K, et al. Satisfaction With Progesterone Vaginal Ring (PGN VR): Survey of Women Participating in a Randomized Trial of Weekly PGN VR vs 8% PGN Gel as Luteal Support After In Vitro Fertilization (IVF). Presented at 68th Annual Meeting of the American Society for Reproductive Medicine. October 2012; San Diego, Calif. US.